p
================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               February 2, 2005

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    Name   Mark Laurie
    Title: Company Secretary

Date: 23 February 2005

                                  [LIHIR LOGO]

LIHIR GOLD LIMITED                                           Stock market codes:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSoX - LIHG
DATE: 23 FEBRUARY 2005

                            LIHIR INCREASES RESERVES

      - TOTAL RESERVES AFTER DEPLETION FOR 2004 INCREASED BY 1.5 MILLION OUNCES (+7.6%) TO 21.0 MILLION OUNCES.

      - TOTAL RESOURCE DECREASED BY 4.7 MILLION OUNCES (-10.6 %) TO 40.0 MILLION OUNCES.

Since the previous reserve release in January 2004, substantial diamond drilling has been carried out in the Lienetz Zone (25 holes), resulting in the addition of over 8km of new drilling information to the database. In addition, significant refinement of the geological model has been undertaken to further increase the confidence and accuracy of the estimates.

The latest drilling results were in line with expectations, confirmed earlier interpretations, and added additional data that have improved local resource estimates.

Appropriate reviews and additional studies in the areas of mining, geotechnical, geothermal, groundwater and geological modelling have been carried out to confirm and further develop the assumption base for the project. Site reviews of mining and processing costs have provided for an improved modelling and optimisation base for the latest estimate. After review of market and peer price data the company has adopted a gold price of $380/oz.

A review of the resource base considering this work has resulted in the exclusion of a significant proportion of Inferred Resources as there remains no reasonable basis at this time for conversion of this material to reserves. This has contributed to a reduction of total resources reported for 2004. The additional new drill data along with the exclusion of some Inferred Resource material has contributed to a significant increase in the confidence of the 2004 resource estimate.

On this basis, the Measured, Indicated and Inferred Mineral Resources, inclusive of the Ore Reserves, are 421.8 million tonnes averaging 2.95 grams of gold per tonne for 40.0 million ounces of contained gold. Included within this are Proved and Probable Ore Reserves of 188.0 million tonnes averaging 3.48 grams of gold per tonne for 21.0 million ounces of contained gold.

The following tables show the composition of Lihir's 40.0 million ounces of resource and 21.0 million ounces of reserves.

IDENTIFIED MINERAL RESOURCES(1) ( Resources include reserves)

                                                                            AVERAGE           CONTAINED
                                        RESOURCE           TONNES            GRADE          OUNCES(3)&(4)
                                        CATEGORY         (MILLIONS)         (AU G/T)          (MILLIONS)
                                        --------         ----------         --------          ----------
Minifie, Lienetz, Borefields,           Measured             41.0             2.70                3.6
Coastal, and Kapit Deposits
                                        Indicated           305.0             3.14               30.8
                                        Inferred             75.8             2.31                5.6
      TOTAL RESOURCE (2)                                    421.8             2.95               40.0

-------------------
(1) Cut-off grade 1.25 g/t (equivalent to US$380 per ounce cut-off grade using alternate processing models and rates)

(2) Inferred resource material falling within the planned mining pit, along with indicated material between the resource cut-off of 1.25 g/t and the reserve cut-off of 1.45 g/t within the mine pit, is not included in stated resources. This identified material accounts for an additional 28.5 Mt @
      1.8 g/t containing 1.6 M oz

(3)   Resources for the period have been depleted by mining.

(4) The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves and upon mining and processing efficiency.

(5)   2003 resource was 442.5 Mt at 3.14 g/t for 44.7 M oz Au.

ORE RESERVES (1)


                                                                              AVERAGE          CONTAINED
                                           RESERVE           TONNES            GRADE            OUNCES(4)
                                           CATEGORY        (MILLIONS)        (AU G/T)          (MILLIONS)
                                           --------        ----------        --------          ----------
Reserves at 31st December 2004  (2)         Proved             2.2             3.42               0.2
                                           Probable          147.1             3.69              17.5
Sub total                                                    149.3             3.69              17.7
Stockpiled Ore(3)                           Proved            38.7             2.66               3.3
TOTAL RESERVES                                               188.0             3.48              21.0

-----------------
(1) Reserve tonnages have been depleted during 2004 by mining activity. Reserves quoted are those remaining below the 31 December 2004 mining surface, within a revised ultimate pit design (January 2005), based on the December 2004 revised resource model.

(2) Cut-off grade for the reserve is 1.45 g/t.

(3) Stockpiled ore totals reflect ore above cut-off currently on stockpile at 31 December 2004.

(4) The reserves reflect an assumed life-of-mine gold price of US$380 per ounce. The number of contained ounces does not indicate the ounces that will ultimately be recovered. The Company currently estimates an overall recovery of 18.9 million ounces of gold from the 21.0 million contained ounces.

(5) 2003 reserve was 163.5 Mt at 3.88 g/t for 20.4 M oz Au (US$340 oz). The cut-off grade used for the 2003 reserve was 1.70 g/t.

The mining pit optimisation, strategic planning and supporting schedules have produced a similar series of pushbacks and optimal pit to support the reserve increase. The reserve increase is largely attributed to a higher gold price with a further contribution from a slightly lower cut of grade and a marginally larger pit design.

Lihir has used a long-term gold price assumption, for cut-off grade and pit design purposes, of US$380 per ounce. In order to assess the potential impact from a change to the long-term gold price assumption, a reserve sensitivity case at US$360 (1) per ounce reduces the reserve by 4% to 20.2 Moz contained gold. A gold price assumption of US$400(1) per ounce would increase the reserve by 4% to
21.9 Moz contained gold. Gold price sensitivity studies illustrate that our optimal pit resides on a robust portion of the sensitivity curve.

----------------
(1) both alternate cases based on optimal scheduled pit shells at the chosen metal price

COMPARISONS

The reserve estimate at December 2003 was a proved and probable reserve of 20.4 Moz compared to the current 21.0 Moz at the end of 2004. This represents a 0.6 Moz or 3% reserve increase (net of 2004 depletion) achieved during the year.

The depletion of the 2003 reserve is a result of mining activity, stockpile build-up and further refinements of the ore body model.

Comparison of the December 2004 position on the depleted previous model and pit (December 2003) shows an increase of 1.5 Moz or 7.6% in reserves over the same period.

RESERVE COMPARISON (1)

RESERVES                        END-DECEMBER 2003               END-DECEMBER 2004              END-DECEMBER 2004
                                    2003 MODEL                     2003 MODEL                      2004 MODEL
                            -------------------------      --------------------------      -------------------------
                            MT        AU G/T     MOZ       MT       AU G/T       MOZ       MT        AU G/T     MOZ
In Pit Ore                  130.3      4.17      17.5      120.0      4.20       16.2      149.3      3.69      17.7
Stockpile Ore                33.2      2.75       2.9       38.7      2.66        3.3       38.7      2.66       3.3
                            -----      ----      ----      -----      ----       ----      -----      ----      ----
TOTAL RESERVE               163.5      3.88      20.4      158.7      3.82       19.5      188.0      3.48      21.0
                            -----      ----      ----      -----      ----       ----      -----      ----      ----

------------------
(1)   GOLD PRICE FOR 2003 MODEL WAS $340/OZ AND FOR 2004 MODEL WAS $380/OZ

FURTHER DEVELOPMENTS

The Kapit deposit is clearly defined to the west and south, though remains open to the north, and along the east flank adjacent to Luise Harbour. Further drilling on the northern flank is scheduled for 2005, and this is expected to upgrade inferred resource currently at the margins of the mine design.

The drilling programmes for 2005 will also include further resource infill and geotechnical investigation work in the Minifie, Lienetz, and Kapit areas. A programme of large diameter wells is also planned to supplement geothermal steam generation and to increase ground dewatering rates.

Examination of processing options, including a Bankable Feasibility Study in progress on a 3Mtpa Flotation Plant, will be ongoing in 2005, which may in turn lead to lower operating costs and ultimately further resource conversion.

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and Carmen Letton who is a member of the Australian Institute of Mining and Metallurgy.

Roy Kidd is employed by Lihir Management Company in the role of Chief Geologist for the company. Roy Kidd has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Carmen Letton is employed by Lihir Management Company in the role of Chief Mining Engineer for the company. Carmen Letton has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Carmen Letton consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

FOR FURTHER INFORMATION:

PAUL FULTON
CHIEF FINANCIAL OFFICER

TEL: (+675) 986 5576  E-MAIL: PAUL.FULTON@LIHIR.COM.PG   WEBSITE:WWW.LIHIR.COM.PG